Exhibit 99.1

LPW ELECTRONICS COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Director and Shareholders of
LPW Electronics Company Limited

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of LPW Electronics Company Limited (the “Company”) as of December 31, 2024 and 2025, and the related statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the two-years period ended December 31, 2024 and 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows in each of the years for the two-years period ended 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2026.

San Mateo, California
August 14, 2026

LPW ELECTRONICS COMPANY LIMITED
STATEMENTS OF FINANCIAL POSITION

	Note	December 31, 2024	December 31, 2025	December 31, 2025
		THB	THB	USD

ASSETS
Non-current asset
Property, plant and equipment	4	183,447,815	195,123,985	6,196,379
Total non-current asset		183,447,815	195,123,985	6,196,379

Current assets
Inventories	5	-	4,509,057	143,190
Trade and other receivables	6	11,789,255	17,822,324	565,968
Cash and bank balances	7	2,785,936	1,977,985	62,813
Total current assets		14,575,191	24,309,366	771,971

Total assets		198,023,006	219,433,351	6,968,350

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	8	40,000,000	52,000,000	1,651,318
Accumulated losses		(3,250,181)	(26,674,218)	(847,069)
Total equity		36,749,819	25,325,782	804,249

Non-current liabilities
Trade and other payables	9	144,000,000	187,121,186	5,942,241
Deferred tax liabilities	10	-	386,771	12,282
Total non-current liabilities		144,000,000	187,507,957	5,954,523

Current liability
Trade and other payables	9	17,273,187	6,599,612	209,578
Total current liability		17,273,187	6,599,612	209,578

Total liabilities		161,273,187	194,107,569	6,164,101

Total equity and liabilities		198,023,006	219,433,351	6,968,350

The accompanying notes are an integral part of these financial statements.

LPW ELECTRONICS COMPANY LIMITED
STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		For the Years Ended
	Note	December 31, 2024	December 31, 2025	December 31, 2025
		THB	THB	USD

Revenue	11	-	21,934,061	696,540
Cost of sales		-	(21,877,653)	(694,749)
Gross profit		-	56,408	1,791

Operating expenses:
Selling and distribution expenses		-	(1,176,724)	(37,368)
General and administrative expenses		(2,686,904)	(22,064,778)	(700,692)
		(2,686,904)	(23,241,502)	(738,060)

Loss from operations		(2,686,904)	(23,185,094)	(736,269)

Other income/(expenses), net:
Interest income		20,680	24,405	775
Other income	12	303	219,065	6,957
Other expenses	13	(3,164)	(95,642)	(3,037)
		17,819	147,828	4,695

Loss before income tax	14	(2,669,085)	(23,037,266)	(731,574)
Income tax expense	15	-	(386,771)	(12,282)

Loss for the year, representing total comprehensive income for the financial year		(2,669,085)	(23,424,037)	(743,856)

The accompanying notes are an integral part of these financial statements.

LPW ELECTRONICS COMPANY LIMITED
STATEMENTS OF CHANGES IN EQUITY

	Note	Share capital	Accumulated losses	Total equity
		THB	THB	THB

Balance at January 1, 2024		40,000,000	(581,096)	39,418,904
Loss for the year, representing total comprehensive loss for the year		-	(2,669,085)	(2,669,085)
Balance at December 31, 2024		40,000,000	(3,250,181)	36,749,819
Increase of share capital	8	12,000,000	-	12,000,000
Loss for the year, representing total comprehensive loss for the year		-	(23,424,037)	(23,424,037)
Balance at December 31, 2025		52,000,000	(26,674,218)	25,325,782
Balance at December 31, 2025 (US$)		1,651,318	(847,069)	804,249

The accompanying notes are an integral part of these financial statements.

LPW ELECTRONICS COMPANY LIMITED
STATEMENTS OF CASH FLOWS

	For Year Ended
	Note	December 31, 2024	December 31, 2025	December 31, 2025
		THB	THB	USD

Cash flows from operating activities
Loss before tax		(2,669,085)	(23,037,266)	(731,574)

Adjustments for:
Depreciation of property, plant and equipment	4	84,427	6,532,042	207,432
Allowance of expected credit loss on trade receivables	6	-	93,641	2,974
Interest income		(20,680)	(24,405)	(775)
Operating cash flows before working capital changes		(2,605,338)	(16,435,988)	(521,943)

Changes in working capital:
Inventories		-	(4,509,057)	(143,190)
Trade and other receivables		(11,639,332)	(6,126,710)	(194,560)
Trade and other payables		15,882,474	(10,252,389)	(325,576)
Net cash generated from/(used in) operating activities		1,637,804	(37,324,144)	(1,185,269)

Cash flows from investing activities
Interest income		20,680	24,405	775
Purchase of property, plant and equipment		(144,576,770)	(18,208,212)	(578,222)
Net cash used in investing activities		(144,556,090)	(18,183,807)	(577,447)

Cash flows from financing activities
Issuance of ordinary shares		-	12,000,000	381,073
Loan from a related party		144,000,000	42,700,000	1,355,986
Advance from shareholders		124,120	-	-
Net cash generated from financing activities		144,124,120	54,700,000	1,737,059

Net change in cash and cash equivalents		1,205,834	(807,951)	(25,657)
Cash and cash equivalents at beginning of year		1,580,102	2,785,936	88,470
Cash and cash equivalents at end of year	7	2,785,936	1,977,985	62,813

The accompanying notes are an integral part of these financial statements.

A reconciliation of liabilities arising from financing activities as follows:

	At beginning		At end of
	of financial		financial
	year	Cash flows	year
	THB	THB	THB
2025
Loans from a related party	144,000,000	42,700,000	186,700,000
Advances from shareholders	1,251,913	-	1,251,913
	145,251,913	42,700,000	187,951,913

2024
Loans from a related party	-	144,000,000	144,000,000
Advances from shareholders	1,127,793	124,120	1,251,913
	1,127,793	144,124,120	145,251,913

The accompanying notes are an integral part of these consolidated financial statements.

LPW ELECTRONICS COMPANY LIMITED
NOTES TO THE FINANCIAL STATEMENTS

1.	Overview

LPW Electronics Company Limited (the “Company” or “LPW”) was incorporated as a limited company under the Thai Civil and Commercial Code on March 21, 2023. The principal place of business of the Company is No. 98, Village 8, Khu Bang Luang Sub – District, Lat Lum Kaeo District, Pathum Thani, Thailand. The Company is engaged in the manufacturing wire harnesses for leading industries such as home appliances, automotive, medical equipment and industrial machinery. There have been no significant changes in the nature of these activities during the years ended December 31, 2024 and 2025.

2.	Material accounting policy information

2.1	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Company has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after January 1, 2024. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the revised/new standards will not have a material impact on the financial statements of the Company in the period of their initial adoption.

2.2	Revenue

Revenue from sales of goods in the ordinary course of business is recognized when the Company satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

2.	Material accounting policy information (Cont’d)

2.2	Revenue (Cont’d)

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue when a performance obligation is satisfied, i.e., when the customer obtains control of the distinct service.

Sales of goods

For the sales of connectors, assemblies and wire harness, the Company typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and terms of payment. These terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods has occurred, which is when the goods have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with terms and conditions ie. Ex Works (“EXW”) or Cost, Insurance, and Freight (“CIF”), as stipulated in the contracts with customers. The completion of the performance obligation is evidenced by customer’s acceptance/acknowledgement indicating receipt of the products, or other objective evidence indicating customer’s acceptance has been satisfied. No significant element of financing is deemed present as typical payment terms range from 30 to 60 days from the date of issuance of invoice.

All products sold by the Company are not given right of return. For wire harness products, the warranty is generally classified as an assurance-type warranty, intended to confirm that the products meet the agreed specifications and are free from manufacturing defects.

2.3	Convenience translation

Translations of amounts in the statements of financial position, statements of profit or loss and other comprehensive income, and statements of cash flows from Thai Baht (“THB”) into United States Dollar (“US$” or “USD”) as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 — THB31.49, as published in the H.10 statistical release of the United States Federal Reserve Board. No representation is made that the THB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.	Material accounting policy information (Cont’d)

2.4	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Land	Not applicable
Building	30 years
Machinery and equipment	5 years
Office equipment & furniture	2-5 years
Motor vehicles	5 years

No depreciation is charged on assets under construction as they are not yet ready for their intended use as at the end of the reporting period.

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.5	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Company makes an estimate of the asset’s recoverable amount.

An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously. Such reversal is recognized in profit or loss.

2.	Material accounting policy information (Cont’d)

2.6	Financial assets

Classification and measurement

The Company classifies its financial assets in the following measurement categories:

●	Amortized cost;

●	Fair value through other comprehensive income (“FVOCI”); and

●	Fair value through profit or loss (“FVPL”).

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and bank balances and trade and other receivables.

There are three subsequent measurement categories, depending on the Company’s business model for managing the assets and the cash flow characteristics of the asset:

Amortized cost

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

Fair value through other comprehensive income

Debt instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVOCI. Movements in fair values are recognized in other comprehensive income and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and presented in “other income” or “other expenses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”.

Fair value through profit or loss

Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in profit or loss in the period in which it arises and presented in “other income” or “other expenses”.

Impairment

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL is based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

2.	Material accounting policy information (Cont’d)

2.6	Financial assets (Cont’d)

Impairment (Cont’d)

ECL is recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL is provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

For trade receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 365 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount previously recognized in other comprehensive income relating to that asset is reclassified to profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.7	Trade and other receivables

A receivable is recognized when the Company has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Company has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

2.	Material accounting policy information (Cont’d)

2.8	Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

2.9	Leases

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

2.10	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work-in-progress comprises direct materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) that have been incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and applicable variable selling expenses.

2.11	Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

2.	Material accounting policy information (Cont’d)

2.11	Income taxes (Cont’d)

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Company accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Sales tax

Revenue, expenses and assets are recognized net of the amount of sales tax except:

(i)	when the sales taxation that is incurred on purchase of assets or services is not recoverable from the taxation authorities, in which case the sales tax is recognized as part of cost of acquisition of the asset or as part of the expense item as applicable; and

(ii)	receivables and payables that are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.	Material accounting policy information (Cont’d)

2.12	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for asset dismantlement, removal or restoration are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.

The Company recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

2.13	Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Social Security Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Short-term compensation

Employee entitlements to annual leave are recognized when they accrue to employees. An accrual is made for the estimated liability for unutilized annual leave as a result of services rendered by employees up to the balance sheet date.

Long-term employee compensation

The Company recognizes long-term employee compensation obligations in accordance with Thailand’s labour regulations. These benefits, administered under the Social Security Fund and related provisions, include retirement gratuities and severance entitlements.

2.	Material accounting policy information (Cont’d)

2.14	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is THB. The financial statements are presented in THB, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

2.15	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

2.16	Cash and cash equivalents

Cash and bank balances in the statements of financial position comprise cash on hand and bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2.17	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.	Material accounting policy information (Cont’d)

2.18	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	has control or joint control over the Company;

(ii)	has significant influence over the Company; or

(iii)	is a member of the key management personnel of the Company or of a parent of the Company.

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same Company (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a Company of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Use of estimates and assumptions

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Information about judgements made in applying accounting policies in the following notes:

Allowance for expected credit losses of trade receivables – third parties

The Company uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Company’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Company assesses, for example, the country default risk. The Company adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

The carrying amount of the Company’s trade receivables as at December 31, 2025 is THB 5,282,766 (2024: NIL).

Allowance for write-down of inventories

Inventory is valued at the lower of cost and net realizable value. Management reviews the Company’s inventory levels in order to identify slow-moving and obsolete inventory and identifies items of inventory which have a market price, being the selling price quoted from the market of similar items, that is lower than its carrying amount. Management then estimates the amount of inventory loss as an allowance on inventory. Changes in demand levels, technological developments and pricing competition could affect the saleability and values of the inventory which could then consequentially impact the Company’s results.

The carrying amount of the Company’s inventories as at December 31, 2025 is THB 4,509,057 (2024: NIL).

Depreciation of property, plant and equipment

The Company depreciates property, plant and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Company intends to derive future economic benefits from the use of the Company’s property, plant and equipment. The residual value reflects management’s estimated amount that the Company would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset was already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

The carrying amount of the Company’s property, plant and equipment as at December 31, 2025 is THB 195,123,985 (2024: THB 183,447,815).

4.	Property, plant and equipment

	Land & Building	Construction in progress	Machinery & equipment	Office equipment and furniture	Motor vehicles	Total	Total
	THB	THB	THB	THB	THB	THB	USD
Cost:
Balance at January 1, 2024	36,065,250	1,660,000	-	1,242,320	-	38,967,570	1,237,458
Additions	1,508,589	141,483,004	570,000	1,015,177	-	144,576,770	4,591,196
Balance at December 31, 2024	37,573,839	143,143,004	570,000	2,257,497	-	183,544,340	5,828,654
Additions	-	7,364,117	5,554,764	4,639,331	650,000	18,208,212	578,222
Transfer	142,949,584	(150,507,121)	5,974,290	1,583,247	-	-	-
Balance at December 31, 2025	180,523,423	-	12,099,054	8,480,075	650,000	201,752,552	6,406,876

Accumulated depreciation
Balance at January 1, 2024	-	-	-	12,098	-	12,098	384
Depreciation	-	-	2,811	81,616	-	84,427	2,681
Balance at December 31, 2024	-	-	2,811	93,714	-	96,525	3,065
Depreciation	3,877,262	-	1,602,184	1,031,938	20,658	6,532,042	207,432
Balance at December 31, 2025	3,877,262	-	1,604,995	1,125,652	20,658	6,628,567	210,497

Carrying amount
Balance at December 31, 2024	37,573,839	143,143,004	567,189	2,163,783	-	183,447,815	5,825,589

Balance at December 31, 2025	176,646,161	-	10,494,059	7,354,423	629,342	195,123,985	6,196,379

5.	Inventories

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Raw materials	-	3,425,489	108,780
Work-in-progress	-	666,373	21,161
Finished goods	-	417,195	13,249
	-	4,509,057	143,190

The cost of inventories recognized as an expense and included in “cost of sales” amounted to THB 8,865,925 (2024: NIL).

6.	Trade and other receivables

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Trade receivables
Third parties	-	5,148,116	163,484
Related parties (Note 16)	-	228,291	7,250
Total	-	5,376,407	170,734
Less: Allowance for expected credit losses of trade receivables	-	(93,641)	(2,974)
	-	5,282,766	167,760

Deposits	1,201,500	601,500	19,101
Prepayments	943,155	93,982	2,985
Sundry receivable	16,421	49,542	1,573
VAT receivables	9,628,179	11,794,534	374,549
	11,789,255	17,822,324	565,968

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 60 days’ (2024: NIL) credit terms.

The movement in allowance for expected credit losses of trade receivables computed based on lifetime ECL was as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
At beginning of financial year	-	-	-
Addition	-	93,641	2,974
At end of financial year	-	93,641	2,974

Amount due from related parties related to TEM Electronics (M) Sdn Bhd, who engaged LPW as supplier to supply connectors and terminals during the financial year.

Deposits primarily attributable to electricity deposits.

VAT receivables mainly relate to VAT incurred during the Company’s factory construction works in 2024. The increase in VAT receivables in 2025 reflects additional input VAT on purchases and operating expenses, net of utilisation through credits applied against output VAT. The remaining VAT receivables are carried forward for future utilisation or refund from tax authority.

The currency profiles of the Company’s trade and other receivables as at the end of each reporting period are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Thai Baht	11,789,255	17,804,326	565,396
United State Dollars	-	17,998	572
	11,789,255	17,822,324	565,968

7.	Cash and bank balances

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Cash and bank balances	2,785,936	1,977,985	62,813

Cash and bank balances are all denominated in Thai Baht.

8.	Share capital

	Total
	Number of ordinary shares	THB	USD
Paid-up capital
Balance at January 1, 2024 and December 31, 2024	400,000	40,000,000	1,270,245
New issued shares	120,000	12,000,000	381,073
Balance at December 31, 2025	520,000	52,000,000	1,651,318

In March 2023, the Company is authorized and issued 10,000 ordinary shares with a par value of THB 100 per share. In June 2023, the Company is authorized and issued additional 390,000 ordinary shares with a par value of THB 100 per share.

In January 2025, the Company is authorized and issued 120,000 ordinary shares with a par value of THB 100 per share.

9.	Trade and other payables

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD

Non-current
Loans from a related party (Note 16)	144,000,000	186,700,000	5,928,866
Provision for long-term employee compensation	-	421,186	13,375
	144,000,000	187,121,186	5,942,241

Current
Trade payables – third parties	-	4,270,806	135,624
Accrued expense	8,886,197	496,899	15,780
Advances from shareholders (Note 16)	1,251,913	1,251,913	39,756
Retention of construction	5,954,491	-	-
Withholding tax payable	702,191	350,720	11,137
Other payables	478,395	229,274	7,281
	17,273,187	6,599,612	209,578

	161,273,187	193,720,798	6,151,819

Loans from a related party is unsecured, non-interest bearing and repayable on demand. These loans were utilized to finance the Company’s factory construction and working capital requirements.

Trade payables are non-interest bearing and are generally settled within 90 days’ credit terms (2024: Nil).

Advances from shareholders are unsecured, non-interest bearing, and repayable on demand.

Accrued expenses as of December 31, 2024 primarily comprised costs related to construction activities approximately THB 8.8 million.

Retention of construction is primarily due to contractual requirements, serving as security until the project is satisfactorily completed in March 2025. The retention balance has been settled during 2025.

The currency profiles of the Company’s trade and other payables as at the end of each reporting period are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD

Thai Baht	161,273,187	193,484,419	6,144,313
United State Dollars	-	42,669	1,355
Singapore Dollars	-	193,710	6,151
	161,273,187	193,720,798	6,151,819

10.	Deferred tax liabilities

Movement in deferred tax liabilities are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Accelerated tax depreciation
At the beginning of financial year	-	-	-
Charge to profit or loss (Note 15)	-	386,771	12,282
At end of financial year	-	386,771	12,282

11.	Revenue

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Sales of goods – transfer at a point in time	-	21,934,061	696,540

12.	Other income

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Freight reimbursement	-	181,681	5,770
Gain on foreign exchange, net	-	37,384	1,187
Sundry income	303	-	-
	303	219,065	6,957

13.	Other expenses

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Allowance for expected credit loss on trade receivables	-	93,641	2,974
Penalty	3,164	2,001	63
	3,164	95,642	3,037

14.	Loss before income tax

Loss before income tax has been determined after inclusion of the following charges. The expenses by nature of the Company are also disclosed in the charges below:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Cost of sales
Cost of materials	-	8,865,925	281,547
Depreciation of property, plant and equipment	-	2,983,437	94,742
Employee benefits expense
- Salaries and related costs	-	7,139,821	226,733
- Defined contribution plan	-	88,655	2,815

Selling and distribution expenses
Product promotion expense	-	92,726	2,945
Product certification expense	-	130,364	4,140
Logistic expense	-	953,634	30,284

General and administrative expenses
Depreciation of property, plant and equipment	84,427	3,548,605	112,690
Employee benefits expense
- Salaries and related costs	1,419,984	10,183,727	323,396
- Defined contribution plan	24,346	274,266	8,710
- Long-term employee compensation	-	372,077	11,816
- Staff welfare	238,006	568,424	18,051
- Directors’ remuneration	-	3,609,109	114,611
Inspection service fees	234,591	-	-

15.	Income tax expense

The major components of income tax expense recognized in profit or loss for the years ended December 31, 2024 and 2025 were:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Deferred taxation
Current year (Note 10)	-	386,771	12,282

Relationship between tax expense and accounting loss

Domestic income tax is calculated at 20% (2024: 20%) of the estimated assessable losses for the financial years. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A reconciliation between tax expense and the product of accounting loss multiplied by Thailand income tax rate for the financial years ended December 31, 2024 and 2025 were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Loss before income tax	(2,669,085)	(23,037,266)	(731,574)

Tax calculated at tax rate of 20% (2024: 20%)	(533,817)	(4,607,453)	(146,315)

Effects of:
Expenses not deductible for tax purposes	23,037	74,582	2,368
Deferred tax assets not recognized	510,780	4,919,642	156,229
	-	386,771	12,282

Deferred income tax assets are recognized for tax losses carried forward to the extent that realization of the related tax benefits through future taxable profits is probable. The Company has unabsorbed tax losses of approximately THB 25,000,000 (2024: THB 3,000,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements.

The unabsorbed business losses are to be carried forward for 5 consecutive years of assessment. Unabsorbed capital allowances have no expiry date. Deferred tax assets have not been recognized in respect of the tax losses and capital allowances due to uncertainty in the availability of future taxable profit against which the Company can utilize these tax benefits.

16.	Significant related party transactions and balances

Other than those disclosed elsewhere in the financial statements, significant related party transactions during the year on terms agreed between the Company and its related parties were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
SEAP Trading Pte Ltd
Sales to	-	46,800	1,486

TEM Electronics (M) Sdn Bhd
Sales to	-	1,448,784	46,008

New Universe Industries Ltd
Loan for construction and working capital	144,000,000	42,700,000	1,355,986

Wilasinee Surapongwanitchakool
Advance from the shareholder	124,120	-	-

Linkers Asia Pacific Limited
Novation advance	-	337,250	10,710

Leng Power Company Limited
Sales to	-	372,548	11,831
Purchase from	-	1,401,421	44,504
Purchase plant and equipment from	-	3,652,328	115,984
Other expenses charged from	-	38,636	1,227

Balances with related parties

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Trade receivables (Note 6)
TEM Electronics (M) Sdn Bhd	-	228,291	7,250

Loan from a related party (Note 9)
New Universe Industries Ltd
Non-current	144,000,000	186,700,000	5,928,866

Advance from shareholders (Note 9)
Wilasinee Surapongwanitchakool	914,663	914,663	29,046
Lau Mak Tak	337,250	-	-
Linkers Asia Pacific Limited	-	337,250	10,710
Current	1,251,913	1,251,913	39,756

17.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the managing director for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in a single business segment which is the business of sales of connectors, assemblies and wire harness. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customers

The Company’s non-current assets are based in Thailand.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Thailand	-	11,047,998	350,841
Germany	-	9,385,188	298,037
Malaysia	-	1,448,784	46,008
Others (a)	-	52,091	1,654
	-	21,934,061	696,540

(a)	No revenue from other single country amounted to 3% or more of the Company’s revenue.

18.	Financial risk management

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk).

The directors reviews and agrees policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days or there is significant difficulty of the counterparty.

18.	Financial risk management (Cont’d)

Credit risk (Cont’d)

To minimize credit risk, the Company has developed and maintained the Company’s credit risk gradings to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Internal credit rating

●	External credit rating

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Actual or expected significant changes in the operating results of the debtor

●	Significant increases in credit risk on other financial instruments of the same debtor

●	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Company determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Company categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 180 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Company’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired

III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit- impaired

IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

18.	Financial risk management (Cont’d)

Credit risk (Cont’d)

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			THB	THB	THB	USD
December 31, 2025
Trade receivables	II Note 1	Lifetime ECL (Simplified)	5,376,407	(93,641)	5,282,766	167,760
Other receivables	I Note 2	12-month ECL	651,042	-	651,042	20,674

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
			THB	THB	THB	USD
December 31, 2024
Other receivables	I Note 2	12-month ECL	1,217,921	-	1,217,921	38,676

Trade receivables (Note 1)

For trade receivables, the Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Company considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	THB	THB	THB	USD
December 31, 2025
Not past due	4,643,219	(81,201)	4,562,018	144,872
< 30 days	733,188	(12,440)	720,748	22,888
31 days to 60 days	-	-	-	-
61 days to 90 days	-	-	-	-
	5,376,407	(93,641)	5,282,766	167,760

18.	Financial risk management (Cont’d)

Credit risk (Cont’d)

Other receivables (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and cash equivalents (Note 3)

Cash and cash equivalents are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

Exposure to credit risk

The Company has no significant concentration of credit risk except for those significant customers disclosed below. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s revenue:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Customer A	-	8,155,878	258,999
Customer B	-	4,601,482	146,125
Customer C	-	4,000,498	127,040
	-	16,757,858	532,164

Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations, bank borrowings, and advances and loans from related parties, if necessary.

In assessing our liquidity, we monitor and analyze our cash and bank balances and our operating expenditure commitments. As of December 31, 2025, our cash and bank balances amounted to approximately THB 1,978,000, our current assets were approximately THB 24,309,000, and our current liabilities were approximately THB 6,600,000.

18.	Financial risk management (Cont’d)

Liquidity risk (Cont’d)

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its products, economic conditions, its operating results continuing to deteriorate and its shareholders and related parties being unable to provide continued financial support.

The Company maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Analysis of financial instruments by remaining contractual maturities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	Within 2 to 5 years	Total
	THB	THB	THB
December 31, 2025
Trade and other payables	6,248,892	186,700,000	192,948,892
Total	6,248,892	186,700,000	192,948,892

December 31, 2024
Trade and other payables	16,570,996	144,000,000	160,570,996
Total	16,570,996	144,000,000	160,570,996

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Company’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

18.	Financial risk management (Cont’d)

Foreign currency risk

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company does not have any formal policy for hedging against currency risk. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

19.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 – Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 – Unobservable inputs for the asset or liability.

Assets and liabilities not measured at fair value

Cash and cash equivalents, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

19.	Fair value of assets and liabilities (Cont’d)

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Loans from a related party

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to market rate of interest for similar arrangements with financial institutions.

20.	Financial instruments by category

At the reporting date, the aggregate carrying amounts of financial assets and receivables and financial liabilities at amortized cost were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Financial assets measured at amortized cost
Trade and other receivables	1,217,921	5,933,808	188,434
Cash and cash equivalents	2,785,936	1,977,985	62,813
	4,003,857	7,911,793	251,247

Financial liabilities measured at amortized cost
Trade and other payables	160,570,996	192,948,892	6,127,307
	160,570,996	192,948,892	6,127,307

21.	Capital management

The Company manage their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital and accumulated losses as presented in the statements of changes in equity.

The Company manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years ended December 31, 2024 and 2025. The overall strategy remained unchanged from 2025.

22.	Commitment

The Company has the following commitments in respect of acquisition of property, plant and equipment :

	December 31, 2024	December 31, 2025	December 31, 2025
	THB	THB	USD
Approved and contracted for
Capital commitment	1,834,368	-	-
	1,834,368	-	-

23.	Events after reporting period

On June 17, 2026, Linkers Asia Pacific Limited, entered into a sales and purchase agreement (the “SPA”) with Mr. Man Tak Lau (“Mr. Lau”), pursuant to which Linkers Asia Pacific Limited conditionally agreed to purchase, and Mr. Lau, conditionally agreed to sell, 150,800 shares, or 29% of the outstanding shares, of the Company. After closing of the SPA, the change in the Company’s shareholding structure as follows

	Before	After
Shareholders	Shares held	Shares held	Ownership
Wilasinee Surapongwanitchakool	254,800	254,800	49%
Thanakrit Wattanasombatkul	10,400	10,400	2%
Lau Mak Tak	150,800	-	0%
Linkers Asia Pacific Limited	104,000	254,800	49%
Total	520,000	520,000	100%

In addition, a Novation Agreement was executed on June 17, 2026 among New Universe Industries Ltd, Linkers Asia Pacific Ltd, and the Company. Under this agreement, New Universe Industries Ltd transferred the Company’s debt of THB 195,700,000 to Linkers Asia Pacific Ltd.